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                                 SCHEDULE 13E-4

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)
                                (Amendment No. 1)


                            IXC Communications, Inc.
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                                (Name of Issuer)


                            IXC Communications, Inc.
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                      (Name of Person(s) Filing Statement)


           10% Junior Series 3 Cumulative Redeemable Preferred Stock,
                            par value $.01 per share
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                         (Title of Class of Securities)


                                      None
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                      (CUSIP Number of Class of Securities)


                                 Karen C. Goodin
                                Michael P. Whalen
                               Riordan & McKinzie
                        695 Town Center Drive, Suite 1500
                              Costa Mesa, CA 92626
                                 (714) 433-2900
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          (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


                                 October 2, 1997
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     (Date Tender Offer First Published, Sent or Given to Security Holders)

                                 ---------------

         This Amendment No. 1 (this "Final Amendment") amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") originally filed with the Securities and Exchange Commission on October 3, 1997, relating to the offer by IXC Communications, Inc., a Delaware corporation (the "Company"), to exchange shares of its Common Stock, par value $.01 per share (the "Common Stock"), for up to all of its outstanding 10% Junior Series 3 Cumulative Redeemable Preferred Stock, par value $.01 per share (the "Series 3 Preferred Stock"), upon the terms and subject to the conditions set forth in the Offering Circular, dated October 2, 1997 (the "Offering Circular"), and in the related Letter of Transmittal (which together constitute the "Exchange Offer").

         This Final Amendment is being filed to report the results of the Exchange Offer.

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Item 1.  Security and Issuer.

         Item 1 is hereby supplemented and amended as follows:

         The Exchange Offer terminated at 5:00 p.m., Austin, Texas time, on October 31, 1997 (the "Expiration Date"). Pursuant to the Exchange Offer, 12,135.97 shares of the Series 3 Preferred Stock, or approximately 96.7% of the issued and outstanding shares of Series 3 Preferred Stock were tendered, all of which were accepted by the Company. Each holder that tendered shares of Series 3 Preferred Stock will receive approximately 49.85 shares of Common Stock for each share of Series 3 Preferred Stock tendered prior to the Expiration Date. The number of shares of Common Stock issued for each share of Series 3 Preferred Stock was calculated by dividing the aggregate per share liquidation preference of, and the accrued and unpaid dividends on, one share of Series 3 Preferred Stock as of October 31, 1997 by $33.00 (the last reported sale price of the Common Stock on the Nasdaq National Market on October 31, 1997). The aggregate liquidation preference and accrued and unpaid dividends on the Series 3 Preferred Stock at October 31, 1997 was approximately $20.6 million ($1,645 per share for the 12,550 shares outstanding). After giving effect to the consummation of the Exchange Offer 414.03 shares of Series 3 Preferred Stock remain outstanding.

Item 9.  Material to be Filed as Exhibits.

         Item 9 is hereby supplemented and amended as follows:

         99(a)(3) -- Press Release dated November 6, 1997.


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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         November 6, 1997                       IXC Communications, Inc.


                                                By: /s/ JAMES F. GUTHRIE
                                                    ----------------------------
                                                    James F. Guthrie
                                                    Executive Vice President and
                                                    Chief Financial Officer


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                                  EXHIBIT INDEX


Exhibit No.               Description
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99(a)(3)                  Press Release dated November 6, 1997